NO ACT

DC
PC
2-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041734

March 7, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/7/2008

Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

Re: Comcast Corporation
Incoming letter dated February 9, 2008

Dear Mr. Hitchcock:

This is in response to your letter dated February 9, 2008 concerning the shareholder proposal submitted to Comcast by Amalgamated Bank LongView Collective Investment Fund. On February 5, 2008, we issued our response expressing our informal view that Comcast could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

9 February 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal to Comcast Corp. from
Amalgamated Bank LongView Collective Investment Fund

Dear Counsel:

I write in response to the letter dated 9 January 2008 from counsel for Comcast Corporation in response to the shareholder proposal submitted by Amalgamated Bank LongView Collective Investment Fund (the "Fund"). In that letter Comcast advises that it plans to omit the Fund's resolution on the ground that it involves "substantially the same subject matter" as proposals that have been presented in the past five years that failed to attain the level of votes specified in Rule 14-8(i)(12)(iii). For the reasons set forth below, the Fund respectfully asks the Division to deny the no-action relief that Comcast seeks.

At issue is whether the Fund's proposal should be viewed as "substantially the same" as two earlier proposals submitted by Evelyn Y. Davis. If not, then there can be no doubt that the Fund's proposal must be included in Comcast's proxy materials, given that the Fund's 2007 version of that proposal garnered enough votes to meet the threshold for a second-time proposal under Rule 14a-8(i)(12)(i).

Comcast's argument focuses on *Bank of America Corp.* (11 January 2007), which granted no-action relief in response to similar objections to a similar proposal. We have reviewed the record and respectfully submit that there are arguments that were not advanced last year that delineate the differences between the two proposals. In addition, and independently of those points, we submit that there are valid reasons for the Division to reconsider and reverse its position

At the outset, there is the superficial but still significant difference that the Davis proposal seeks not a report, but rather a newspaper advertisement in nine enumerated cities as well as two national publications. More significantly, however, the Davis proposal is limited to disclosure (through print advertising) of corporate contributions to a "political campaign, political party, referendum or citizens' initiative, or attempts to influence lobbying." As we discuss in more detail below, the Davis proposal thus manages to be both broader and also more narrow than the Fund's proposal.

Perhaps the most profound difference is that the Fund seeks not merely a laundry list of dollars-and-cents expenditures, but a discussion of governance issues that are of direct concern to shareholders. The Fund's proposal focuses on the role of the board of directors, a point that the Davis proposal ignores, by asking:

- What are the policies that guide decisions to make various political contributions and expenditures?
- Are these management policies? If so, have they been reviewed and approved by the board of directors?
- What are the Company's procedures for making these expenditures?
- Who at Comcast is responsible for this process? Is this an area that is entrusted solely to management and over which the board exercises no meaningful oversight? Or does the board review practices on a regular basis?

The Davis proposal raises none of these issues.

To be sure, the Fund's proposal does request a report on monetary contributions to or expenditures on behalf of political candidates, parties or political committees. However, the Fund's proposal seeks information on other significant forms of corporate participation in the political process, neither of which is specifically addressed in the Davis proposal.

Specifically the Fund's proposal seeks disclosure of Comcast's *non-monetary* contributions, such as in-kind contributions of goods or services at a political party's convention. In addition, the Fund's proposal seeks disclosure of donations that are funneled through trade associations, which is a growing source of advocacy. Finally, the Davis proposal does not address contributions to non-profit "section 527" organizations that make independent expenditures of the sort that would not be deductible if made by the corporation itself from the corporate treasury.

This latter point received a bare mention in the proponent's letter opposing Bank of America's no-action request, but this difference between the two proposals cannot be overstated. There can be little doubt as to the importance of so-called 527 groups in the wake of the Bipartisan Campaign Reform Act of 2002. These groups engage in "issue advocacy" that discuss a candidate's position on various issues of relevance during an election cycle. However, to the extent these groups do not explicitly advocate the election or defeat of individual candidates, they would not be subject to regulation by the Federal Election Commission or state election commissions. In addition, they would not be subject to contribution limits imposed on traditional political action committees or "PACs" and could thus form a vehicle for significantly more contributions than would be made to candidates or parties.

How significant are 527 groups? The numbers speak for themselves. According to the Center for Responsive Politics, the ten largest section 527 committees took in $370.5 million during the 2004 election cycle and spent roughly the same amount of money on their advocacy activities. *See* http://www.opensecrets.org/527s/527cmtes.asp?level=C&format=&cycle=2004. The Davis proposal ignores this mushrooming area of election-related activity, opting instead for a last-century focus on the traditional recipients of contributions, *i.e.*, candidates, parties, referenda. This is a glaring omission and forecloses any serious attempt to argue that the two proposals are "substantially" the same.

And that is not all. The Davis proposal ventures beyond election or election-related issues by asking to have the advertisements publish information on attempts to influence legislation, *i.e.*, lobbying. This distinction was also omitted from the proponent's analysis of the resolutions in the *Bank of America* decision. Nonetheless, questions about the costs of running a company's Washington office, its offices in Sacramento, Trenton, Tallahassee and elsewhere, and its payments to lobbying firms are analytically distinct from whether the company is donating funds for candidates, causes and independent advocacy groups.

It is thus easy to see how shareholders can view (and, based on voting results from prior years, have viewed) the Davis proposal and the Fund's proposal differently and could vote for one, but not the other. One might support the Fund's proposal because it includes a focus on the board's role, includes categories of expenditures not in the Davis proposal, and does not limit the distribution format to print advertising. Conversely, one might favor the Davis proposal if one thought that the Fund's proposal did not go far enough by omitting lobbying expenditures.

For these reasons, the Fund submits that its proposal does not involve "substantially" the same subject matter as the Davis proposal. Should the Division deem it necessary to reconsider the position taken in *Bank of America*, we respectfully ask that you do so.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any additional information that we can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Benjamin Klein, Esq.

END